SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of January, 2014

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Bradesco

Material Fact

Minutes of the Special Meeting #1.888, of January 30, 2014

of Banco Bradesco S.A.’s Board of Executive Officers

CNPJ (Corporate Taxpayer’s ID) #60.746.948/0001-12

NIRE (Companies Registration Number) #35.300.027.795.

The members of the Company’s Board of Executive Officers were called together on the 30th day of the month of January 2014, at 8 a.m., at the corporate head office, Cidade de Deus, 4o andar, Prédio Vermelho, Vila Yara, Osasco, SP, under the chairmanship of Mr. Luiz Carlos Trabuco Cappi. André Marcelo da Silva Prado was absent. During the meeting, the Officers resolved to submit to the Board of Directors, in a meeting to be held on February 10, 2014, the following proposal:

“Board of Executive Officers proposal to be submitted to the approval of Banco Bradesco
S.A.’s Board of Directors in a Meeting to be held on February 10, 2014

Messrs. Directors,

We propose the payment of dividends to the Company’s shareholders, complementing the amounts already distributed to shareholders, related to the year 2013, in the amount of R$853,857,874.85, consisting of R$0.193790551 per common share and  R$0.213169606 per preferred share, as follows:

•           The shareholders registered in the Company’s books on 2.10.2014 (declaration date) will be benefited. The Company’s shares will be traded “ex-right” on dividends from 2.11.2014 on;

•           The payment will be made on 3.7.2014 by the declared amount, with no Withholding Income Tax, under the terms of the Article 10 of Law # 9,249/95.

The dividends related to the shares held in custody at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA S.A., which will transfer them to the shareholders through the depository agents.

Taking into consideration the complementary dividends now proposed, the amount of interest and dividends distributed to the shareholders, related to the year 2013, totals R$4,077,907,507.89.”

There being no further matters to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Luiz Carlos Trabuco Cappi, Julio de Siqueira Carvalho de Araujo, Domingos Figueiredo de Abreu, José Alcides Munhoz, Aurélio Conrado Boni, Sérgio Alexandre Figueiredo Clemente, Marco Antonio Rossi, Maurício Machado de Minas, Alexandre da Silva Glüher, Alfredo Antônio Lima de Menezes, André Rodrigues Cano, Josué Augusto Pancini, Luiz Carlos Angelotti, Marcelo de Araújo Noronha, Nilton Pelegrino Nogueira, Altair Antônio de Souza, Denise Pauli Pavarina, Luiz Fernando Peres, Moacir Nachbar Junior and Octávio de Lazari Júnior.

Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.
Date: January 30, 2014
By:
Name: Luiz Carlos Angelotti Title: Executive Managing Officerand Investor Relations Officer